January 4, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Global Crossing (UK) Telecommunications Limited

Form 20-F for Fiscal Year Ended December 31, 2008

Filed April 15, 2009

File No. 333-126464-01

Global Crossing (UK) Finance Plc

Form 20-F for Fiscal Year Ended December 31, 2008

Filed April 15, 2009

File No. 333-126464

Dear Mr. Spirgel:

We have set forth below the response of Global Crossing (UK) Telecommunications Limited and Global Crossing (UK) Finance Plc (collectively, the “Company”) to the comments contained in the letter of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 15, 2009 and received by us on December 17, 2009 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2008, filed on April 15, 2009. For your convenience, we have repeated the Staff’s comment before our response.

Form 20-F for Fiscal Year Ended December 31, 2008

Note 9, Taxation, page F-21

1.	Tell us the nature of the deferred tax assets related to “accelerated capital allowances” and explain for us the adjustment for “unrecognized movements in accelerated capital allowances and other temporary differences” in your reconciliation between the tax expense and the accounting profit multiplied by the applicable tax rate for the year ended December 31, 2008.

Response: “Accelerated capital allowances” is a standard term used in the IFRS financial statements, and represent the cumulative temporary difference between book and tax depreciation (that is, the difference in asset basis for financial reporting purposes versus tax purposes). Prior to 2008, such differences were generated primarily by fixed asset value impairments that were recognized for book purposes but not for income tax purposes. The increase in accelerated capital allowances from £13.7 million in 2007 to £43.2 million in 2008 was primarily due to the Company’s decision, made after the filing of the Company’s 2007 annual report on Form 20-F, to disclaim fixed asset tax depreciation deductions on its 2007 tax return filed in 2008 and its intention to disclaim such deductions for tax year 2008 as well. Such disclaimers, which may be made at the option of the taxpayer under UK law, create deferred tax assets related to future tax depreciation deductions. The increase in accelerated capital allowances due to the disclaimer of 2007 depreciation deductions reduced the 2007 current year loss for income tax purposes and was therefore offset by a corresponding decrease in “tax losses available.”

Global Crossing (UK) Telecommunications Limited, 1 London Bridge, London, SE1 9BG, United Kingdom tel: +44 (0)845 000 1000

Registered Office: 5th Floor, 1 London Bridge, London SE1 9BG, United Kingdom Registered in England and Wales Registered Number 2495998
FS39377

To help make this line item more readily understandable in future filings we intend to provide an explanatory note on the nature of accelerated capital allowances and the main movements year over year in a paragraph below the deferred tax table.

The Company’s net deferred tax assets at December 31, 2007 and December 31, 2008 are subject to a full valuation allowance; that is, the deferred tax assets are not recognized on the balance sheet. During 2008, the Company generated an additional £8.9 million of deferred tax assets relating primarily to the disclaimed 2008 depreciation deductions described above. The tax provision was increased to establish a full valuation allowance for these deferred tax assets. This increase in the tax provision is reported as “unrecognized movements in accelerated capital allowances and other temporary differences.”

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at +44-2079042518.

Very truly yours,

/s/ Matthew Gutierrez
Name:	Matthew Gutierrez
Title:	Chief Financial Officer, GCUK

cc:	Richard Atkins, Audit Committee Chairman
Ted Higase, Managing Director, GCUK

Global Crossing (UK) Telecommunications Limited, 1 London Bridge, London, SE1 9BG, United Kingdom tel: +44 (0)845 000 1000

Registered Office: 5th Floor, 1 London Bridge, London SE1 9BG, United Kingdom

Registered in England and Wales Registered Number 2495998